FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

CHINA SUNERGY CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

By:	/s/ Ruennsheng Allen Wang
Name:	Ruennsheng Allen Wang
Title:	Chief Executive Officer

Date: June 26, 2008

Exhibit 99.1

China Sunergy Prices US$50 million of Convertible Senior Notes and 4,268,400 American Depositary Shares

Nanjing, China, June 26, 2008 – China Sunergy Co., Ltd (Nasdaq: CSUN) today announced that on June 25, 2008, it priced an offering of US$50 million of convertible senior unsecured notes due 2013 to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the “Act”). The transaction, which is subject to customary closing conditions, is expected to close on July 1, 2008. The initial purchaser of the notes has an option to purchase up to an additional US$4.5 million of notes from China Sunergy within 30 days to cover overallotments.

The notes will be convertible into American Depositary Shares (“ADSs”) of China Sunergy at an initial conversion rate of 81.3008 ADS per US$1,000 principal amount of notes, subject to adjustment under certain circumstances, which is equivalent to an initial conversion price of approximately $12.30 per ADS.

The notes will accrue interest at an annual rate of 4.75%. The notes will mature on June 15, 2013. Upon certain fundamental changes, including a change in control, China Sunergy must make an offer to holders to purchase some or all of their notes.

China Sunergy anticipates using the proceeds for expansion of production capacity, enhancement of research and development and general corporate purposes.

Concurrently with the notes offering, China Sunergy has also entered into an ADS lending agreement with an affiliate of the initial purchaser of the notes, the ADS borrower, pursuant to which China Sunergy will lend ADSs to the ADS borrower. The ADS borrower has priced an offering of 4,268,400 borrowed ADSs and will use the short position resulting from those sales to facilitate the establishment of hedge positions by investors in the notes offering. The ADS borrower may borrow up to an additional 162,600 ADSs under the ADS lending agreement within 30 days. The ADS borrower will be required to return the borrowed ADSs when the notes are no longer outstanding. China Sunergy will not receive any proceeds from the offering of the borrowed ADSs, but will receive a nominal lending fee from the ADS borrower.

The notes and China Sunergy’s ADSs issuable upon conversion of the notes have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities. Any offers of notes will be made only by means of a private offering memorandum.

This press release contains information about pending transactions, and there can be no assurance that these transactions will be completed.

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy”) is a leading manufacturer of solar cell products in China as measured by production capacity. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit www.chinasunergy.com.

For further information contact:

Financial Dynamics

Julian Wilson: julian.wilson@fd.com

Phone: + (86) 10-8591-1951

Peter Schmidt: peter.schmidt@fd.com

Phone: +(86)-10-8591-1953

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.